EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Dismissal of a Claim for Bodily Injury (Hallel Station)

Further to the description of section 2.18.1(b) of the chapter containing a description of the company’s business affairs in the periodic report for 2014 regarding a claim for bodily injury (which did not specify an aggregate claim amount) and claim for property damage (in the amount of approximately NIS 23 million) which was alleged to have been caused as a result of prohibited radiation from the Hallel broadcasting station, immediate notification is hereby provided that on January 12, 2016, in light of the parties’ consent to the court’s proposal, a ruling was rendered dismissing the claim for bodily injury without an order as to costs.

The claim for property damage is still pending, but in light of the fact that the scope of the claim is small in comparison to the Company’s materiality threshold, the Company shall, as of the date of this report, cease regarding such claim as a material proceeding.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.